Dear Shareholder:

          We are pleased to report third quarter performance by Century South Banks, Inc. Net earnings of $2,292,000 or $0.30 per share for the third quarter of 1996 were a 2.4% increase over net earnings of $2,238,000 or $0.29 per share reported for the third quarter of 1995. Year-to-date earnings for 1996 were $7,103,000 or $0.91 per share as compared to $6,000,000 or $0.77 per share for the same period of 1995, an 18.4% increase. Year-to-date earnings were aided by the recovery of the principal of two previously partially charged-off municipal securities and the recovery of interest on a nonaccrual loan. Excluding the after tax income of $350,000 generated from these recoveries, net earnings increased 13% over the same period of 1995.

          The quarterly cash dividend of $0.10 per share paid on October 8, 1996, represents a 5.3% increase over the amount paid in October 1995.

          The Company's provision for possible loan losses for the third quarter of 1996 was $343,000 as compared to $373,000 for the same period in 1995. At September 30, 1996, the Company's allowance for possible loan losses was 1.52% of total loans outstanding as compared to 1.51% at September 30, 1995.

          Total assets at September 30, 1996 were approximately $727,693,000 representing a 5% increase over the September 30, 1995 assets of $693,056,000. The Company's non-performing assets, which include loans placed on nonaccrual status and foreclosed assets, at September 30, 1996 were $4,304,000 as compared to $4,026,000 at December 31, 1995 and $4,605,000 at September 30, 1995.
Nonperforming assets as a percentage of loans plus foreclosed assets were 0.86% at September 30, 1996 as compared to 0.84% at December 31, 1995 and 0.98% at September 30, 1995. Nonperforming loans as a percentage of total loans outstanding, net of unearned income were 0.49% at September 30, 1996, as compared to 0.38% at December 31, 1995 and 0.65% at September 30, 1995.

          In 1995, Century South had an effective tax rate of approximately 27%. The Company's effective tax rate for 1996 increased to approximately 31%. This increase is largely due to an increase in our state tax liability.

          Through the third quarter of 1996, three of Century South's affiliate banks opened new branches. Two branch openings occurred in May. First Bank of Polk County opened a branch in Turtletown, Tennesee and Georgia First Bank opened its new branch in Flowery Branch, Georgia. First Community Bank of Dawsonville opened a branch within the city limits of Dawsonville, Georgia in September. A fourth affiliate, Gwinnett National Bank, is scheduled to open their Mountain Crossing branch at the intersection of Highways 324 and 124 in Dacula during the fourth quarter. In addition to the new branch openings, First National Bank of Union County is slotted to move into their new main office in November.

          As always, we appreciate your support and encouragement as we strive to fulfill our corporate mission of providing high quality banking services to the communities we serve while maximizing the return on our shareholders' investment.

                                    Sincerely,



                                    J. Russell Ivie
                                    Chairman

                   CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                  September 30,   September 30,
                                                                      1996            1995
                                                                  ---------------------------
                                                                     (amounts in thousands)
         ASSETS
            Cash and due from banks                                  $ 32,197        $ 27,411
            Federal funds sold                                         16,350          13,880
            Interest-earning deposits in other banks                      638             611
            Investment securities                                     150,008         152,965
            Loans, net of unearned income                             499,660         470,518
            Allowance for possible loan losses                         (7,602)         (7,111)
            Premises and equipment, net                                17,689          15,715
            Other assets                                               18,753          19,067
                                                                     --------        --------
            Total assets                                             $727,693        $693,056
                                                                     ========        ========

         LIABILITIES
            Noninterest-bearing deposits                             $ 76,065        $ 65,559
            Interest-bearing deposits                                 563,006         536,215
            Short-term borrowings                                         340           3,925
            Federal Home Loan Bank advances                             7,007           8,108
            Long-term debt                                                300           3,596
            Other liabilities                                           7,697           7,530
                                                                     --------        --------
            Total liabilities                                         654,415         624,933
                                                                     --------        --------

         SHAREHOLDERS' EQUITY
            Common stock                                                7,826           7,826
            Additional paid-in capital                                 28,780          28,780
            Retained earnings                                          37,902          32,136
            Reduction for ESOP loan guarantee                            (190)           (237)
            Common stock in treasury, at cost                            (337)           (337)
            Net unrealized loss on investment securities                 (703)            (45)
                                                                     --------        --------
            Total shareholders' equity                                 73,278          68,123
                                                                     --------        --------
            Total liabilities and shareholders' equity               $727,693        $693,056
                                                                     ========        ========

         CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                    Three months ended          Nine months ended
                                                      September 30,                September 30,
                                                      1996       1995           1996          1995
                                                   --------------------------------------------------
                                                     (amounts in thousands, except per share data)

            Interest income                        $ 15,615   $ 15,220       $ 46,935        $ 44,220
            Interest expense                          7,087      7,449         21,766          21,003
                                                   --------   --------       --------        --------
            Net interest income                       8,528      7,771         25,169          23,217
            Provision for loan losses                   343        373          1,213           1,039
            Noninterest income                        1,519      1,511          5,020           4,288
            Noninterest expense                       6,419      5,855         18,723          18,234
            Income tax expense                          993        816          3,150           2,232
                                                   --------   --------       --------        --------
            Net income                             $  2,292   $  2,238       $  7,103        $  6,000
                                                   ========   ========       ========        ========

            Weighted average shares outstanding       7,776      7,773          7,775           7,772
            Net income per share                      $0.30      $0.29       $   0.91        $   0.77
            Dividends declared per share           $0.10000   $0.09500       $0.29625        $0.28130


SENIOR OFFICERS
--------------------------------------------------------------------------------
J. Russell Ivie                                                         Chairman
James A. Faulkner                                                President & CEO
Susan J. Anderson                        Senior Vice President/Sec.-Treas. & CFO
Tony E. Collins                                      Senior Vice President & COO
Gary L. Evans                        Senior Vice President/Asst. Secretary & CCO
Charles A. Langford                                    Senior Investment Officer

DIRECTORS
--------------------------------------------------------------------------------
J. Russell Ivie, Chairman                              Dudley K. Owens
Roger W. Bennett                                       William D. Reeves
E.H. Chambers, Jr.                                     C.J. (Jim) Sisson
William L. Chandler                                    E. Paul Stringer
Clarence B. Denard                                     Myron B. Turner
James A. Faulkner                                      Al. J. Wimpy
Thomas T. Folger, Jr.                                  George A. Winn
Sherman Green

DIRECTORS EMERITUS
--------------------------------------------------------------------------------
J. Marvin Anderson                                     James H. Sanders, Sr.
Glen W. Marshall                                       Forrest J. Sisk, Sr.
Rodney B. McCombs                                      Vernon H. Smith
J.E. Owens

AFFILIATES
--------------------------------------------------------------------------------
Bank of Dahlonega                      Fannin County Bank, N.A.
200 West Main Street                   480 W. First Street
Dahlonega, GA  30533                   Blue Ridge, GA  30513
John L. Lewis, President               Steve M. Eaton, President
706-864-3314                           706-632-2075

The Bank of Ellijay                    Gwinnett National Bank
Sand and Broad Street                  3200 Peachtree Industrial Boulevard
Ellijay, GA  30540                     Duluth, GA  30136
C. Paul Nealey, President              Marvin Cosgray, President
706-276-3400                           770-497-9797

First Bank of  Polk County             First Community Bank of Dawsonville
40 Ocoee Street                        136 Highway 400 South
Copperhill, TN  37317                  Dawsonville, GA  30534
David E. Adkisson, President           Philip Hester, President
423-496-3261                           706-216-5050

Georgia First Bank                     Peoples Bank
455 Jesse Jewell Parkway               13321 Jones Street
Gainesville, GA  30501                 Lavonia, GA  30553
Andrew K. Walker, President            J. Douglas Cleveland, President
770-535-8000                           706-356-8040

First National Bank of Union County    Bank of Danielsville
420 Blue Ridge Highway                 Courthouse Square
Blairsville, GA  30512                 Danielsville, GA  30633
D. Keith Pope, President               L. Banister Sexton, President
706-745-5571                           706-795-2121

                        FINANCIAL HIGHLIGHTS (UNAUDITED)

SELECTED BALANCES
-------------------------------------------------------------------------------------------
                                            AS OF  SEPTEMBER 30,
                                             1996         1995           PERCENTAGE  CHANGE
                                     -------------------------------------------------------
                                       (amounts in thousands, except per share data)
Loans, net                                $492,058     $463,407                 6.18%
Deposits                                   639,071      601,774                 6.20
Total assets                               727,693      693,056                 5.00
Shareholders' equity                        73,278       68,123                 7.57
Net income                                   7,103        6,000                18.38
Book value per share                          9.44         8.78                 7.52
Net income per share                          0.91         0.77                18.18
Weighted average shares outstanding
    and equivalents                          7,775        7,772                 0.04
Nonperforming loans                          2,455        3,056               (19.67)
Other real estate and other
         repossessed collateral              1,849        1,549                19.37

FINANCIAL RATIOS
-------------------------------------------------------------------------------------------
Return on average assets                      1.33%        1.18%               12.71%
Return on average shareholders' equity       13.36        12.36                 8.09
Net interest margin (taxable equivalent)      5.22         5.08                 2.76
Allowance for possible loan losses
  to loans                                    1.52         1.51                 0.66
Nonperforming assets/total assets             0.59         0.66               (10.61)

                            SHAREHOLDER INFORMATION

------------------------------------------------------------------------------
STOCK INFORMATION
Century South Banks, Inc. ("CSBI") lists its stock for trading on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"). The ticker tape symbol is "CSBI". Market price for the quarter ended September 30, 1996:

       Three month high............   $17.50
       Three month low.............   $14.50
       Closing price...............   $16.75

------------------------------------------------------------------------------
SHAREHOLDER SERVICES
Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
       Century South Banks, Inc.
       Shareholder Relations
       P.O. Box 1000
       Dahlonega, Georgia  30533
       (706) 864-1111

------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN/CASH CONTRIBUTIONS
Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock or make voluntary cash contributions should contact:
       Century South Banks, Inc.
       Dividend Reinvestment Plan/Cash Contributions
       P.O. BOX 1000
       Dahlonega, Georgia  30533
       (706) 864-1111

------------------------------------------------------------------------------
INVESTOR RELATIONS
Shareholders, analysts, and others seeking financial information on Century South Banks, Inc. should contact:
       James A. Faulkner                Susan J. Anderson
       President & CEO          or      Senior Vice President & CFO
       (770) 287-9092                   (770) 287-9092